SECU

20010405

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden
hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70117

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 25, 2018 AND ENDING December 31, 2019
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NEST INVESTMENTS BD LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 ASH STREET, SUITE 300
(No. and Street)

Conshohocken (City) PENNYLVANIA (State) 19428 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GARY CUCCIA 732-713-9607
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kreischer Miller, LLP Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

100 Witmer Road, Suite 350 (Address) Horsham (City) PA (State) 19044 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael Church, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NEST INVESTMENTS BD LLC, as of March 2, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Jennifer Laster
NOTARY PUBLIC
Philadelphia City, Philadelphia County
My Commission Expires 08/28/2021

Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Nest Investments BD LLC
Financial Statements and Supplementary Information
December 31, 2019

Nest Investments BD LLC

Table of Contents

December 31, 2019

Kreischer Miller

PEOPLE | IDEAS | SOLUTIONS

Kreischer Miller LLP, Certified Public Accountants
100 Witmer Road, Suite 350, Horsham, PA 19044-2369
215-441-4600 ▪ fax: 215-672-8224 ▪ www.kmco.com

Report of Independent Registered Public Accounting Firm

To the Member of
Nest Investments BD, LLC (A wholly-owned
subsidiary of Nest Investments LLC)

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Nest Investments BD, LLC (A wholly-owned subsidiary of Nest Investments LLC) as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the period April 25, 2018 through December 31, 2019 then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Nest Investments BD, LLC as of December 31, 2019, and the results of its operations and its cash flows for the period April 25, 2018 through December 31, 2019 then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Nest Investments BD, LLC's management. Our responsibility is to express an opinion on Nest Investments BD, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Nest Investments BD, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission; Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption) of the Securities and Exchange Commission; and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption) of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Nest Investments BD, LLC's financial statements. The supplemental information is the responsibility of Nest Investments BD, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information included in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Nest Investments BD, LLC's auditor since 2019.

Kreischer Miller

Horsham, Pennsylvania
March 2, 2020

NEST INVESTMENTS BD LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash	$ 15,842
Deposit with clearing broker	32,260
Commissions receivable	24,857
Prepaid expenses	15,333
TOTAL ASSETS	$ 88,292

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable	$ 53,059
Due to clearing broker	3,084
Accrued expenses	907
TOTAL LIABILITIES	57,050
MEMBER'S EQUITY	31,242
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 88,292

See accompanying notes to the financial statements.

NEST INVESTMENTS BD LLC
STATEMENT OF OPERATIONS
FOR THE PERIOD APRIL 25, 2018 TO DECEMBER 31, 2019

REVENUES		
Commission	$	199,697
Interest income		11,214
TOTAL REVENUES		210,911
EXPENSES		
Bank networking compensation		104,845
Professional fees		81,371
Salaries and benefits		58,688
Brokerage and clearance fees		41,308
Regulatory fees		39,051
Technology		16,113
Insurance and licensing fees		13,558
Other expense		13,355
Occupancy		5,602
TOTAL EXPENSES		373,891
NET LOSS	$	(162,980)

See accompanying notes to the financial statements.

NEST INVESTMENTS BD LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD APRIL 25, 2018 TO DECEMBER 31, 2019

Beginning Member's equity, April 25, 2018	$	-
Capital contributions		194,222
Net loss		(162,980)
Ending Member's equity, December 31, 2019	$	31,242

See accompanying notes to the financial statements.

NEST INVESTMENTS BD LLC

STATEMENT OF CASH FLOWS

FOR THE PERIOD APRIL 25, 2018 TO DECEMBER 31, 2019

OPERATING ACTIVITIES	
Net loss	$ (162,980)
Adjustments to reconcile net income to net cash used in operating activities:	
(Increase) decrease in operating assets:	
Deposits with clearing brokers	(32,260)
Commission receivable	(24,857)
Prepaid expenses	(15,333)
Increase in operating liabilities:	
Accounts payable	53,059
Due to clearing broker	3,084
Accrued expenses	907
TOTAL ADJUSTMENTS	(15,400)
NET CASH USED IN OPERATING ACTIVITIES	(178,380)
FINANCING ACTIVITIES	
Capital Contributions	194,222
NET INCREASE IN CASH	15,842
CASH - BEGINNING OF YEAR	-
CASH - END OF YEAR	$ 15,842

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Nest Investments LLC paid expenses on behalf of Nest Investments BD LLC of $49,167, which were recorded as capital contributions in the accompanying statement of member's equity.

On December 20, 2019, Nest Investments LLC forgave their liability to due them for $9,380, which was reflected as a capital contribution in the accompanying financial statements.

See accompanying notes to the financial statements.

1) Nature of Business

Nest Investments BD, LLC (the Company) is a registered introducing broker-dealer with the Securities and Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA). The Company commenced operations on April 25, 2018 and was approved by FINRA on October 12, 2018. Brokerage services did not commence until approval was received by FINRA.

The Company is a wholly-owned subsidiary of Nest Investments LLC (the Parent). The Parent is affiliated with the Company and is a registered investment advisor with the SEC pursuant to the Investment Advisors Act of 1940. The Parent intends to provide capital infusions to satisfy the net capital requirements.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. The Company executes and clears its customer securities transactions on a fully disclosed basis with a clearing broker, RBC Correspondent Services. The clearing broker carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker.

The Company, like other broker-dealers, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities, and changes in interest rates and securities brokerage services, all which have an impact on the Company's liquidity.

2) Significant Accounting Policies

Basis of Presentation

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates in the Presentation of Financial Statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts certain reported amounts and disclosures. Actual results could differ from those estimates.

Revenue Recognition

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenue on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

2) Significant Accounting Policies, Continued

Revenue Recognition, Continued

The core principle in the revenue recognition guidance is that the company recognizes revenue in a manner that depicts the transfer of goods or services to customers in amounts that reflect the consideration the company expects to receive for those goods or services. In order to apply this core principle, the Company applies the following five steps in determining the amount of revenues to recognize: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied. Each of these steps involves management's judgment and an analysis of the material terms and conditions of the contract.

Revenue from contracts with customers includes commission and interest income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commission Revenue

Commission revenue represents sales commissions generated by registered representatives for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors.

The Company is the agent for commission revenue, as it is responsible for the execution of the clients' purchases and sales, and maintains relationships with the clearing broker and product sponsors. Registered representatives assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a net basis.

2) Significant Accounting Policies, Continued

Revenue Recognition, Continued

The Company generates two types of commission revenue: sales-based commission and trailing revenue. Sales-based commission revenue is recognized at the point of sale on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying security is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to or from the customer. Both sales-based and trailing commissions are paid monthly in arrears. Sales-based commission revenue varies by investment product and can be based on a percentage of an investment product's current market value, value per share, the number of shares purchased, a flat dollar amount or other factors at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets. As it relates to trailing commissions, the Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Trailing commission revenue recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

The following table presents commission revenue disaggregated for the period April 25, 2018 to December 31, 2019:

Sales-based	$ 55,321
Trailing	144,376
	$ 199,697

The balance related to commission revenue receivable was $24,857 for the period ended December 31, 2019.

Interest Income

Securities transactions are recorded on a trade date basis. Interest income primarily consist of money market rebates and interest on credit inventory balances. Under the agreement with the clearing broker, the Company earns a monthly money market rebate calculated on the average daily balance in certain bank deposit sweep vehicles. The rebate rate earned is 45 basis points of the Effective Federal Funds rate divided by 2%, up to a maximum of 60 basis points. In addition, the Company earns interest on the net credit inventory balances held by the clearing broker, which is based on the Effective Federal Funds rate.

Interest income is recorded as earned and is paid monthly in arrears.

2) Significant Accounting Policies, Continued

Other Expense

For the period April 25, 2018 to December 31, 2019, other operating expenses were $13,355, which consist of $2,651 for postage services, $950 for telecommunication expenses and $9,754 of general office expenses.

2) Deposit and Payable to Clearing Broker

The Company has $32,260 on deposit with its clearing broker to secure the clearing agreement. At December 31, 2019, the amount due to the clearing broker was $3,084 and represents amounts due for completed transactions.

3) Bank Networking Agreement

The Company has an agreement with OceanFirst Bank NA (OceanFirst) whereas OceanFirst transferred customers under two previous existing bank networking agreements to the Company to provide certain brokerage services. The Company compensates OceanFirst for these brokerage services provided. Compensation paid to OceanFirst under this agreement is equal to 50 percent of the fees received net of clearing costs, which is calculated on a quarterly basis. For the period April 25, 2018 to December 31, 2019, compensation paid was $104,846. At December 31, 2019, $54,953 is due to OceanFirst for the fourth quarter and is recorded in accounts payable in the accompanying statement of financial condition.

4) Related Party Transactions

The Company has an agreement with the Parent, to share personnel and other general and administrative costs. Costs paid by the Parent attributable to the Company were $101,530 and are included in the statement of operations for the period April 25, 2018 to December 31, 2019. Of the $101,530, a total of $58,688 was for employee compensation and benefits and $42,842 was for other operating expenses that include telecommunications, insurance, licensing fees and legal and professional services.

The Company has another agreement with Addison Capital Inc. (Addison) to share space and other administrative costs. Costs paid by Addison attributable to the Company were $8,322 and are included in the statement of operations for the period April 25, 2018 to December 31, 2019. Costs include computer software and support, communications and rent.

The Parent and Company are under common control. Addison is owned by one of the Members of the Parent. In addition, OceanFirst is a minority owner of the Parent.

5) Income Tax

FASB ASC 740, Income Taxes, is the authoritative pronouncement on accounting for and reporting income tax liabilities and expense. FASB ASC 740 prescribes a more-likely-than-not recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken. In addition, FASB ASC 740 provides guidance on derecognition, classification and disclosure.

5) Income Taxes, Continued

The Company is not a taxable entity for federal and state income tax purposes. Accordingly, the Company reports its share of income or loss on the Parent's federal and state tax return. As of December 31, 2019, the 2018 to 2019 tax years are subject to examination by the Internal Revenue Service and generally to state examination. It is difficult to predict the final timing and resolution of any particular uncertain tax position. Based on management's assessment of many factors, including past experience and complex judgments about future events, management does not currently anticipate significant changes in its uncertain tax positions over the next 12 months.

6) Net Capital and Reserve Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $11,599, which was $6,599 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 5 to 1.

The operation of the Company does not include the physical handling of securities or the maintenance of open customer accounts. Accordingly, the Company is exempt from the reserve provisions of Rule 15c3-3 under the exemption allowed by paragraph (k)(2)(ii) of such Rule.

7) Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents and amounts receivable from and deposits with the clearing broker. The Company principally utilizes banks and the clearing broker to maintain its operating cash accounts and temporary cash investments. At certain times, such balances may be in excess of the FDIC and SIPC insurance limits. The Company provides services to its customers under contractual arrangements. The Company records reserves at levels considered by management to be adequate to absorb estimates of probable future losses (uncollectable accounts) existing at the statement of financial condition date. These reserves are based on estimates, and ultimate losses may differ from these estimates. At December 31, 2019, there was no reserve for uncollectable receivables.

The Company is engaged in various trading and brokerage activities in which its counterparties primarily include broker-dealers, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk of default. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

8) Contingencies

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for the losses that result from counterparties' failure to fulfill its contractual obligations. The contract with the clearing broker expires on August 7, 2021 and includes an early termination fee of $5,000 a month for the remaining months of the contract, should the agreement be terminated prior to expiration.

8) Contingencies, Continued

In the normal course of business, the Company may indemnify and guarantee certain service providers, such as the clearing broker, against potential losses in connection with their acting as agent or, providing services to the Company. The maximum potential amount of future payments that the Company may be required to make under these indemnifications cannot be reasonably estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded a contingent liability in the accompanying financial statements for these indemnifications.

9) Subsequent Events

The Company has evaluated subsequent events through March 2, 2020, the date which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

Schedule I

NEST INVESTMENTS BD LLC
SUPPLEMENTAL INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2019

Net Capital		
Total member's equity	$	31,242
Nonallowable assets		
Prepaid expenses		15,333
Commission receivable		4,310
		19,643
Net capital	$	11,599
Total aggregate indebtedness	$	57,050
Computation of basic net capital requirement		
Net capital requirement (greater of $5,000 or 6-2/3% of aggregate indebtedness)	$	5,000
Excess net capital	$	6,599
Percentage of aggregate indebtedness to net capital		491.85 %

The net capital computed above and the Company's computation of net capital on its December 31, 2019 Amended FOCUS Report - Part IIA agree. As a result, no reconciliation is necessary.

Schedule II

Nest Investments BD, LLC
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of
the Securities and Exchange Commission
as of December 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

Schedule III

Nest Investments BD, LLC
Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
as of December 31, 2019

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker. This allows the Company to claim an exemption from SEC Rule 15c3-3 under paragraph (k)(2)(ii).

Kreischer Miller

PEOPLE | IDEAS | SOLUTIONS

Kreischer Miller LLP, Certified Public Accountants
100 Witmer Road, Suite 350, Horsham, PA 19044-2369
215-441-4600 ▪ fax: 215-672-8224 ▪ www.kmco.com

Report of Independent Registered Public Accounting Firm

To the Member of
Nest Investments BD, LLC (A wholly-owned
subsidiary of Nest Investments LLC)

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Nest Investments BD, LLC (a wholly-owned subsidiary of Nest Investments LLC) identified the following provisions of 17 C.F.R. §15c3-3(k) under which Nest Investments BD, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (exemption provisions) and (2) Nest Investments BD, LLC stated that Nest Investments BD, LLC met the identified exemption provisions throughout the most recent fiscal period April 25, 2018 through December 31, 2019, without exception. Nest Investments BD, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Nest Investments BD, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kreischer Miller

Horsham, Pennsylvania
March 2, 2020

nest egg
Securities distributed by Nest Investments BD LLC, member FINRA/SIPC

888-345-2163
MYBANKNESTEGG.COM
20 ASH STREET, SUITE 300
CONSHOHOCKEN, PA 19428

Statement pursuant to Securities and Exchange Act of 1934 Rule 17a-5

Nest Investments BD LLC clears all customer transactions through another broker-dealer on a fully disclosed basis pursuant to SEC Rule 15c3-3(k)(2)(ii).

Nest Investments BD LLC met the identified exemption provisions for the period April 25, 2018 to December 31, 2019 without exception.

Signed:

Gary Cuccia

Gary Cuccia

FINOP & Principal Financial Officer